FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 19, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing a new group structure.
2.	News release issued on December 19, 2003, by the registrant, announcing a tender offer for shares of Matsushita Electric Works.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: December 19, 2003

December 19, 2003

FOR IMMEDIATE RELEASE

Media Contact:	Matsushita Electric Industrial Co., Ltd.
Akira Kadota
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Works, Ltd.
Tomio Kado
Osaka
(Tel: 06-6903-0442 Fax: 06-6903-3558)

Matsushita Announces New Group Structure

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand name, announced today that it has entered into a basic agreement with Matsushita Electric Works, Ltd. (MEW) to unify the management strategies of the two companies by increasing its capital ownership of MEW. Based on common management philosophies and strategies, the two companies will combine their respective strengths to form a new Matsushita Group, augmenting their considerable resources as top global companies.

On January 9, 2004, MEI and MEW will jointly establish a “Collaboration Committee” to discuss the formation of an optimized structure toward maximizing corporate value for the entire Matsushita Group. Specifically, this committee will discuss policies aimed at enhancing operations from a customer’s point of view. The companies expect unified management strategies will further enhance growth and increase productivity in the fields of home appliances, household equipment, construction materials, electric equipment, lighting, home and building networks, environment-related businesses, healthcare, and medical equipment.

To achieve smooth collaboration, MEI will increase its capital ownership of MEW. MEI, at a meeting of its Board of Directors held today, resolved to acquire additional shares of MEW amounting to a total of 51% ownership of MEW shares. At a meeting of the Board of Directors of MEW, also held today, MEW confirmed its intent to support the proposed acquisition by MEI of such additional shares by means of tender offer.

Since 1935, when MEW became a separate company from MEI by spinning off a part of MEI’s business, both companies have maintained a cooperative relationship, while expanding their respective businesses independently based on separate strategies. However, under increasingly intense global competition, both companies are faced with changing consumer demand for both products and services in networkable appliances and environmentally-friendly product areas. It is, therefore, more important than ever for the Matsushita Group to concentrate its resources to effectively respond to the needs of a global market.

For the future, MEI and MEW will take advantage of synergy effects created by combining MEI’s extensive experience in various fields ranging from components and devices, through finished products and services, with MEW’s strength in home and living environment areas. By combining management resources, MEI and MEW will be able to provide customers with total solutions for “comfortable living environments” in consumer and industrial markets. Furthermore, the two companies aim to become global leaders by accelerating the establishment of new businesses in the fields of networkable products for the home and office, environment-related businesses, and healthcare and medical equipment.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility that Matsushita may be unable to complete the proposed acquisition of shares due to insufficient tenders; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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December 19, 2003

FOR IMMEDIATE RELEASE

Media Contact:	Akira Kadota
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Industrial Announces Tender Offer

for Shares of Matsushita Electric Works

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand name, announced that its Board of Directors today resolved to acquire additional shares of Matsushita Electric Works, Ltd. (MEW) by means of a tender offer, upon signing a basic agreement between MEI and MEW.

Details of the tender offer are as follows:

1. Purposes of initiating tender offer

Currently, both MEI and MEW operate in uncertain business environments, characterized by slow growth in domestic demand, including consumer spending, and intensifying global price competition. MEI also expects that global competition in markets in which it operates will be further accelerated in the future.

Although MEI and MEW, the principal companies in the Matsushita group, have a long history of cooperation in various business areas, the two companies have expanded their operations independently, based on separate strategies developed by each of the two companies. In today’s business environment, however, the two companies believe that establishing an optimum operating structure from a customer’s viewpoint is essential in creating new value as a leading global “group” that offers “solutions for comfortable living,” thus increasing customer satisfaction, as well as overall corporate value.

This customer-oriented, optimum group structure will be established by combining MEI’s extensive management resources in the areas of digital networking, home appliances, components and devices, and R&D, with MEW’s considerable expertise in the living environments field. Furthermore, in addressing such issues as realization of the much-anticipated ubiquitous networking society, and coexistence with the environment, MEI and MEW believe they can take advantage of synergy effects to be achieved by combining the management resources of both companies.

Meanwhile, the increased collaboration is also expected to facilitate creation of new growth opportunities and improved productivity in a number of business areas. MEI and MEW intend to unite groupwide efforts in R&D, manufacturing and sales, and work to enhance efficiency, while strengthening product development capabilities and cost competitiveness. Through these initiatives, the two companies will strive to achieve greater growth in such areas as home appliances, household equipment & building products, electrical construction materials, lighting, home & building information networks, environment-related systems, and healthcare & medical equipment, thereby solidifying the group’s position as a leading global company.

MEI and MEW entered into a basic agreement today for the purpose of advancing comprehensive collaboration between the two companies. Based on this basic agreement, the two companies will establish a joint “Collaboration Committee” on January 9, 2004 to discuss details regarding mutual business cooperation and possible areas of synergy.

2. Outline of tender offer

(1) Trade name and principal office of tender offeror

Trade name :	Matsushita Electric Industrial Co., Ltd. Kunio Nakamura, President and Director
Principal office :	1006, Oaza Kadoma, Kadoma-shi, Osaka, Japan

(2) Basic information for MEW

1) Trade name :	Matsushita Electric Works, Ltd.
2) Principal lines of business :	Manufacture and sale of lighting, information, electric, housing and other equipment
3) Date of incorporation :	December 15, 1935
4) Principal office :	1048, Oaza Kadoma, Kadoma-shi, Osaka, Japan
5) Representative :	Koichi Hatanaka, President and Representative Director

6) Capital stock (million yen) :	138,349 (as of November 30, 2003)

   7) Major shareholders and shareholdings (as of November 30, 2003) :

Matsushita Electric Industrial Co., Ltd.

Japan Trustee Services Bank, Ltd.

The Master Trust Bank of Japan, Ltd.

Nippon Life Insurance Co.

Matsushita Real Estate Co., Ltd.

Nomura Securities Co., Ltd.

Matsushita Investment & Development Co., Ltd.

Sumitomo Mitsui Banking Corporation

Resona Bank, Ltd.

BNP Paribas Securities (Japan) Ltd.

Note: MEW holds 15,810,228 shares (2.15% of total) of its own stock

31.83 6.21 3.22 2.55 2.21 2.06 1.97 1.30 1.23 1.10	% % % % % % % % % %

   8) Relationship between MEI and MEW:

Capital :	MEI owns 31.8% of MEW’s issued shares.
Personnel :	There is one Director from MEI on MEW’s Board of Directors.
There is one Corporate Auditor from MEI on MEW’s Board of Corporate Auditors (this Corporate Auditor resigned as of December 19, 2003).
There is one Corporate Auditor from MEW on MEI’s Board of Corporate Auditors.

Transactions :	MEI and MEW sell and purchase products from each other and have various other transactions. MEI licenses the brand names of “National” and “Panasonic” to MEW, receiving consideration.

(3) Class of MEW shares to be acquired by tender offer

Common stock

(4) Period of tender offer

Commencing in or after late January, 2004, to be completed by the middle of March, 2004 (planned)

(5) Tender offer price

1,040 yen per share (planned)

This tender offer price may change, subject to the results of a subsequent review of MEW’s financial condition, the overall economic environment, stock market conditions and material changes in other factors that are taken into account in determining the tender offer price. MEI may also withdraw the tender offer.

(6)	Basis of calculation of tender offer price

The tender offer price of 1,040 yen per share was calculated based on the average closing price of MEW’s shares on the Tokyo Stock Exchange for the one-month period ended December 18, 2003. (The tender offer price includes a 30% premium over such average closing price.) The tender offer price was determined through comprehensive consideration of such factors as the market value of shares, financial condition and future earnings of MEW, and on the assumption that MEI acquires a majority of the issued shares of MEW.

(7)	Number of shares to be purchased

140.55 million shares (planned)

Notes: 1.	If the total number of shares which shareholders offer to sell is less than the above number of shares, MEI will purchase all such shares offered by shareholders.
2.	If the total number of shares which shareholders offer to sell exceeds the number of shares to be purchased, MEI will not purchase all such excess shares, and will implement delivery or make other settlement regarding the purchase of share certificates pursuant to the pro rata method provided under Article 27-13, Paragraph 5 of the Securities and Exchange Law of Japan.

(8)	Change in ownership of shares

Shares owned by MEI before tender offer : 233.39 million (31.8% of total)

Shares owned by MEI after tender offer : 373.94 million (51.0% of total)

Notes: 1.	“Shares owned by MEI after the tender offer” is the number of shares MEI will own, assuming it purchases 140.55 million shares, as indicated in (7) above.
2.	The percents of total shown in parentheses above are calculated based on the number of all issued shares (733.21 million shares) of MEW as of November 30, 2003.

(9)	Date of public notice of commencement of tender offer

In or after late January, 2004 (planned)

(10)	Tender offer agent

Nomura Securities Co., Ltd.

(11)	Funds required for purchase

146,172 million yen (assuming all shares to be purchased are purchased at the aforementioned tender offer price)

3.	Support by MEW

The Board of Directors of MEW has passed a resolution supporting this tender offer.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility that Matsushita may be unable to complete the proposed acquisition of shares due to insufficient tenders; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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